SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                              FEBRUARY 5, 2002


                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)


        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

             Yes _________                     No _____X____


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                               EXHIBIT INDEX

      This filing contains the following exhibits.

      EXHIBIT          DESCRIPTION
      -------          -----------

       99.1 Press Release dated February 1, 2002 concerning the 2002 Annual General Meeting Statement.

       99.2 Press release dated February 1, 2002 concerning the outcome of the 2002 Annual General Meeting.

       99.3 Press release dated February 4, 2002 concerning share offer for Drug Royalty Corporation Inc.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Date: 5 February 2002                Cambridge Antibody Technology Group PLC



                                        By     /s/ Rowena Gardner
                                             --------------------------
                                        Name:  Rowena Gardner
                                        Title: Head of Corporate Communications